SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AXT, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

0246W103

Donald L. Tatzin
Chief Financial Officer
AXT, Inc.
4281 Technology Drive
Fremont, CA 94538
(510) 683-5900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

Copies to:
Sally Rau, Esq.
Gray Cary Ware & Freidenrich LLP
400 Hamilton Avenue
Palo Alto, California 94301
(650) 833-2395

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$19,337,555.45	$1,564.41

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,527,926 shares of common stock of AXT, Inc. having an aggregate value of $19,337,555.45 as of May 22, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #11, effective February 25, 2003, equals $80.90 per $1,000,000 of the value of the transaction.

[ X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,564.41
Form or Registration No.:	Schedule TO-I
Filing Party:	AXT, Inc.
Date Filed:	May 27, 2003

[ ]	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

Introductory Statement

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by AXT, Inc. (the “Company”) with the Securities and Exchange Commission on May 27, 2003, as amended by Amendment No. 1 and Amendment No. 2 to such Tender Offer Statement (the “Schedule TO”), relating to an offer by the Company to exchange certain eligible stock options to purchase shares of the Company’s common stock, par value $0.001 per share, outstanding under the Company’s 1997 Stock Option Plan (the “1997 Plan”), for new options (the “New Options”) that will be granted under the 1997 Plan upon the terms and subject to the conditions set forth in the Offer to Exchange that was filed as Exhibit (a)(1)(A) to the Schedule TO.

     This Amendment No. 3 amends and supplements the Schedule TO and the Offer to Exchange, in order to:

(ii) file as Exhibit (a)(1)(N) a Memorandum from Morris Young, the Company’s Chief Executive Officer, sent to employees of the Company on June 24, 2003.

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Item 12. Exhibits.

(a) (1) (A)*	Offer to Exchange Certain Outstanding Options for New Options, dated May 27, 2003

(a) (1) (B)*	Press Release dated May 27, 2003

(a) (1) (C)*	Memorandum from Morris S. Young sent to employees of the Company on May 27, 2003

(a) (1) (D)*	Form of Election Form, incorporated by reference to Annex 1 to the Offer to Exchange Certain Outstanding Options for New Options filed as Exhibit (a)(1)(A) hereto

(a) (1) (E)*	Form of Notice to Withdraw from the Offer, incorporated by reference to Annex 2 to the Offer to Exchange Certain Outstanding Options for New Options filed as Exhibit (a)(1)(A) hereto

(a) (1) (F)*	Form of Electronic or Facsimile Confirmation of Receipt of Forms

(a) (1) (G)*	Form of Electronic or Facsimile Reminder to Employees

(a) (1) (H)*	Form of Electronic or Facsimile Confirmation of Participation in the Offer to Exchange

(a) (1) (I)*	AXT, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2002, filed with the Securities and Exchange Commission on March 21, 2003 and incorporated herein by reference

(a) (1) (J)*	AXT, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 9, 2003 and incorporated herein by reference

(a) (1) (K)*	Notice to eligible option holders, dated June 10, 2003

(a) (1) (L)*	Press Release dated June 18, 2003

(a) (1) (M)*	Memorandum from Morris Young sent to employees of the Company on June 18, 2003.

(a) (1) (N)	Memorandum from Morris Young to employees of the Company dated June 24, 2003.

(b)	Not Applicable

(d) (1)*	AXT, Inc. 1997 Stock Option Plan, filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-48085) and incorporated herein by reference

(d) (2)*	Form of Option Agreement pursuant to the AXT, Inc. 1997 Stock Option Plan

(g)	Not Applicable

(h)	Not Applicable

Item 13. Information Required by Schedule 13E-3.

          (a)     Not applicable.

*	Previously filed.

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SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

AXT, INC.

/s/ DONALD L. TATZIN
Donald L. Tatzin
Chief Financial Officer
Dated: June 27, 2003

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INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION

(a) (1) (A)*	Offer to Exchange Certain Outstanding Options for New Options, dated May 27, 2003

(a) (1) (B)*	Press Release dated May 27, 2003

(a) (1) (C)*	Memorandum from Morris S. Young sent to employees of the Company on May 27, 2003

(a) (1) (D)*	Form of Election Form, incorporated by reference to Annex 1 to the Offer to Exchange Certain Outstanding Options for New Options filed as Exhibit (a)(1)(A) hereto

(a) (1) (E)*	Form of Notice to Withdraw from the Offer, incorporated by reference to Annex 2 to the Offer to Exchange Certain Outstanding Options for New Options filed as Exhibit (a)(1)(A) hereto

(a) (1) (F)*	Form of Electronic or Facsimile Confirmation of Receipt of Forms

(a) (1) (G)*	Form of Electronic or Facsimile Reminder to Employees

(a) (1) (H)*	Form of Electronic or Facsimile Confirmation of Participation in the Offer to Exchange

(a) (1) (I)*	AXT, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on March 21, 2003 and incorporated herein by reference

(a) (1) (J)*	AXT, Inc. Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2003, filed with the Securities and Exchange Commission on May 9, 2003 and incorporated herein by reference

(a) (1) (K)*	Notice to eligible option holders, dated June 10, 2003

(a) (1) (L)*	Press Release dated June 18, 2003

(a) (1) (M)*	Memorandum from Morris Young sent to employees of the Company on June 18, 2003

(a) (1) (N)	Memorandum from Morris Young to employees of the Company on June 24, 2003

(d) (1)*	AXT, Inc. 1997 Stock Option Plan, filed as Exhibit 10.3 to the Company’s Registration Statement on Form S-1 (File No. 333-48085) and incorporated herein by reference

(d) (2)*	Form of Option Agreement pursuant to the AXT, Inc. 1997 Stock Option Plan

*	Previously filed.